UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,

D.C.

20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
____________________________

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2021

OR

[ ]

TRANSITION
REPORT PURSUANT TO SECTION

15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from ____________ to ____________

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP,

INC. 401(k) Plan
(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 32301

REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:
The Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement
Income Security Act of 1974 (“ERISA”).

Therefore, in lieu of the requirements of items 1-3 of Form

11-
K, the financial statements and schedule of the Plan for the two years ended December 31, 2021 and 2020
have been prepared in accordance with the financial reporting requirements of ERISA.

F
INANCIAL
S
TATEMENTS

AND
S
UPPLEMENTAL
S
CHEDULE
Capital City Bank Group, Inc. 401(k) Plan
December 31, 2021 and 2020
and Year

Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

Capital City Bank Group, Inc. 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2021 and 2020 and Year

Ended December 31, 2021
Contents
Reports of Independent Registered Public Accounting Firms

.........................................................1
Financial Statements
Statements of Net Assets Available for Benefits

.............................................................................3
Statement of Changes in Net Assets Available for Benefits

............................................................4
Notes to Financial Statements

..........................................................................................................5
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) .................................................13

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
Capital City Bank Group, Inc. 401(k) Plan
Tallahassee, Florida
Opinion on the Financial Statements
We have audited the accompanying

statement of net assets available for benefits of Capital City Bank Group, Inc. 401(k)

Plan (the
Plan) as of December 31, 2021, the related statement of changes in net assets available for benefits for the year then ended, and the
related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects,

the net assets available for benefits of the Plan as of December 31, 2021 and the changes in net assets
available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of
America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management.

Our responsibility is to express an opinion on these
financial statements based on our audit.
We are a public

accounting firm registered with the Public Company Accounting Oversight Board

(United States) (“PCAOB”) and are
required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.
We conducted

our audit in accordance with the standards of the PCAOB.

Those standards require that we plan and perform the audit
to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

As part of
our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing
an opinion on the effectiveness of the Plan’s

internal control over financial reporting.

Accordingly, we express

no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error
or fraud, and performing procedures that respond to those risks.

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe
that our audit provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of

Assets (Held at End of Year)

as of December
31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.

The
supplemental schedule is the responsibility of the Plan’s

management.

Our audit procedures included determining whether the
supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.

In forming
our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is
presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the
Employee
Retirement Income Security Act of 1974
.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/
FORVIS, LLP

(formerly BKD, LLP)
We have served as the Plan’s

auditor since 2022.
Little Rock, Arkansas
June 27, 2022

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Capital City Bank Group, Inc. 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Capital City Bank Group, Inc.

401(k)
Plan (the Plan) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In
our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on
the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company
Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in
accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement,
whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal
control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over
financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over
financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether
due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a
test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating
the accounting principles used and significant estimates made by management,

as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We served as the Plan’s

auditor from 2013 to 2020.
Tallahassee, Florida
June 25, 2021

Capital City Bank Group, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31,
2021 2020
Assets
Investments at fair value $ 49,773,148
$
43,700,762
Total assets 49,773,148 43,700,762
Net assets available for benefits $ 49,773,148 $ 43,700,762
See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year

Ended December 31, 2021
2021
Additions
Investment income:

Dividends and interest income $ 505,852
Net appreciation in fair value of investments 5,537,667
Total Investment Income 6,043,519
Contributions:
Participants 3,232,607
Employer 1,048,368
Rollover 489,774
Total Contributions 4,770,749
Total Additions 10,814,268
Deductions
Benefit payments 4,600,317
Administrative expenses 141,565
Total deductions 4,741,882
Net increase 6,072,386
Net assets available for benefits at beginning of year 43,700,762
Net assets available for benefits at end of year $ 49,773,148
See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2021
1. Description of Plan
The

following

description

of

Capital

City

Bank

Group,

Inc.

401(k)

Plan

(the

“Plan”)

provides

general
information

about

the

Plan’s

provisions.

Capital

City

Bank

Group,

Inc.

(the

“Company”)

is

the

plan
sponsor.

Participants

should

refer

to

the

Plan

document

and

Summary

Plan

Description

for

a

more
complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.
General
The Plan

is a

defined contribution

retirement plan

established under

the provisions

of Section

401(a) of
the

Internal

Revenue

Code

(the

IRC),

which

includes

a

qualified

deferred

arrangement

as

described

in
Section

401(k)

of

the

IRC.

The

Plan

is

intended

to

provide

benefits

to

all

eligible

employees

of

the
Company.

Employees

of

the

Company

become

eligible

to

participate

in

the

Plan

at

the

time

of
employment. Employees may enter the Plan on the first day of the month coinciding with or following the
date on which the employee becomes eligible to participate in the Plan.
The overall responsibility for administering the Plan rests with the Company.

However, the Company has
delegated

administration

of

the

Plan

to

the

Company’s

Retirement

Committee

(the

“Plan
Administrator”).

The administrative and record-keeping services are outsourced to Empower Retirement.

Reliance Trust

serves

as

trustee

and

asset

custodian.

Strategic

Retirement Partners

served

as

the

3(38)
fiduciary for the plan year ended December 31, 2021.

In

March

2020,

the

World

Health

Organization

declared

the

outbreak

and

ongoing

coronavirus

2019
disease

(Covid-19)

a

pandemic.

Covid-19

has

contributed

to

volatility

in

financial

markets.

The

Plan
adopted

certain

features

specified

in

recent

Federal

regulations

of

the

Coronavirus

Aid

Relief

and
Economic

Security

Act

(“CARES

Act”)

for

qualifying

participants

including

Covid-19

distribution
options

of

up

to

$100,000,

and

elimination

of

2020

Required

Minimum

Distributions

for

those
participants who

meet certain

qualifications.

The impact

of these

provisions had

an immaterial

effect to
the Plan during 2021.

1. Description of Plan (continued)
Contributions
Each year,

participants may elect

to contribute

up to

100% of

pretax annual

compensation, as

defined in
the Plan

document and

subject to

certain limitations

under the

IRC.

Participants may

choose to

change
their deferral

percentage at

any time.

The Plan

also includes

an automatic

contribution arrangement

that
applies to

new or

re-hired employees

of the

Company.

The automatic

deferral amount

is 3%

of eligible
compensation.

On

June

1,

2020,

automatic

contribution

was

extended

to

include

any

employees

not
actively

deferring

3%

or

more;

these

employees

will

be

auto-enrolled

with

a

3%

deferral

rate.

Additionally,

on

June

1,

2021,

the

plan

auto-escalated

participants’

deferral

rate

by

1%

annually

each
June

until a

6%

deferral rate

is

achieved.

Employees who

do

not

wish

to

be

automatically

enrolled

or
auto-escalate may elect not to defer or to defer another percentage.

The Plan also allows participants who
reach the

age of

50 during

the

taxable year

to

make catch-up

contributions.

Catch-up contributions

are
401(k) elective

deferral contributions in

excess of

any limit on

such contributions

under the

Plan subject
to IRC limitations.

The Plan

also allows participants

to contribute monies

as Roth

contributions, subject
to the same limitations as are in place for pretax contributions.
For

2021,

the

Company

provided

a

50%

match

on

participant

contributions

of

6%

or

less

of

eligible
compensation.

Only employees hired after January 1,

2002, and who have

completed 90 days of

service,
are

eligible

for

this

match.

Only

employees

hired

or

rehired

after

December

31,

2019,

and

who

have
completed

90

days

of

service

are

eligible

for

the

3%

automatic

contribution

arrangement.

All

new
employees

hired

after

January

1,

2021,

in

addition

to

the

50%

match,

received

a

separate

non-elective
contribution

equal

to

3%

of

their

annual

compensation,

calculated

on

a

monthly payroll

basis.

Ninety
days

of

service

is

required

before

this

non-elective

contribution

begins.

No

additional

discretionary
employer contributions were made for 2021.
Participant Accounts
Each

participant’s

account

is

credited

with

the

participant’s

contribution,

the

Company

matching
contributions, and effective January

1, 2020 the

3% non-elective contribution for

eligible employees, and
allocations of

Plan earnings

based on

the participant’s

investment elections;

any withdrawal

distribution
fees are charged to the participant account.

Administrative expenses are paid by the plan, the participants, or directly

by the

Company,

as defined

in the

Plan document

and/or vendor

agreements.

The benefit

to
which

a

participant is

entitled is

the

benefit that

can be

provided from

the

participant’s

vested account.

Each

participant directs

the investment

of

his

or

her account

to

any of

the

investment options

available
under the Plan.
Vesting
Participants

are

immediately

vested

in

their

contributions

plus

actual

earnings

thereon.

Vesting

in

the
Company’s

matching portion

of their

accounts (including

the 3%

non-elective contributions)

plus actual
earnings thereon

is based

on years

of

credited service.

A participant

is 100%

vested in

the Company’s
matching,

3%

non-elective

and

discretionary

contributions

(if

any),

and

related

earnings

thereon,

after
three

years

of

credited

service

(on

a

cliff

basis).

Credited

service

for

vesting

purposes

requires

1,000
hours during the Plan year.
A participant becomes fully vested in his or her account balance upon retirement,

death or disability.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

1.

Description of Plan (continued)
Forfeitures
Forfeitures

are

used

to

reduce

the

employer

contributions

and/or

pay

Plan

administrative

expenses.
Unallocated

forfeited

balances

as

of

December 31,

2021

and

2020

were

approximately

$21,900

and
$1,300 respectively. The Company did not use forfeitures to reduce Company contributions for 2021.
Payment of Benefits
Upon

termination

of

service

due

to

death,

disability,

retirement

or

other

reason,

a

participant

(or

their
beneficiary in the event of death) will,

upon request, receive a lump-sum amount equal to the value

of the
vested

interest

in

his

or

her

account.

Participants

may also

receive

a

distribution

while

in

service

upon
demonstration of

financial hardship

or

reaching age

59 ½.

Participants that

are qualified

reservists and
are called upon for active duty for more than 179 days or an indefinite period may receive a distribution.
Administrative Expenses
The Plan’s

administrative expenses

were paid,

pro rata,

by participants.

Forfeiture monies

were used

to
offset participant

expenses.

Expenses relating

to purchases,

sales, transfers

or distributions

of the

Plan’s
investments are charged to the particular investment fund and/or participant to which the expense relates.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its

contributions

at

any

time

and

to

terminate

the

Plan

subject

to

the

provisions

of

the

Employee
Retirement

Income

Security

Act

of

1974,

as

amended

(ERISA).

In

the

event

of

Plan

termination,
participants would become 100% vested in their employer contributions and earnings thereon.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with
U.S. generally accepted accounting principles.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of

financial statements in

conformity with U.S.

generally accepted accounting principles
requires management to make estimates

and assumptions that affect

the amounts reported in

the financial
statements

and

accompanying

notes

and

supplemental

schedule.

Actual

results

could

differ

from

those
estimates.
Investment Valuation and Income Recognition
Investments

held

by

the

Plan

are

stated

at

fair

value.

Fair

value

is

defined

as

the

price

that

would

be
received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

measurement date

(an exit

price). See

Note 3 for

further discussion

and disclosures

related to

fair
value measurements.
Purchases and sales of securities are recorded on a

trade-date basis. Interest income is recorded as earned.
Dividends are recorded on the ex-dividend date. Net appreciation /

(depreciation) include the Plan’s gains
and losses on investments bought and sold as well as held during the year.
Recent Accounting Pronouncements
Presently,

Plan

management is

not

aware

of

any

recent

accounting

pronouncements from

the

Financial
Accounting

Standards

Board

that

will

have

a

material

impact

on

the

Plan’s

present

or

future

financial
statements.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements
Fair value is defined as the

price that would be received to

sell an asset or paid to

transfer a liability in an
orderly

transaction

between

market

participants

on

the

measurement

date

(i.e., an

exit

price).

The

fair
value

hierarchy

prioritizes the

inputs

to

valuation

techniques

used

to

measure

fair

value. The

hierarchy
gives the

highest priority

to unadjusted

quoted prices

in active

markets for

identical assets

and liabilities
(Level 1)

and

the

lowest

priority

to

unobservable

inputs

(Level 3).

The

three

levels

of

the

fair

value
hierarchy are described below:
Level 1:

Unadjusted

quoted prices

in

active

markets that

are

accessible to

the

reporting entity

at
the measurement date for identical assets and liabilities.
Level 2:

Inputs

other

than

quoted

prices

in

active

markets

for

identical

assets

and

liabilities

that
are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 2 inputs include the following:
● quoted prices for similar assets and liabilities in active markets
●
quoted prices for identical or similar assets or liabilities in markets that are not active
●
observable

inputs

other

than

quoted

prices

that

are

used

in

the

valuation

of

the

asset

or
liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
●
inputs that are derived principally or corroborated by observable market data by correlation or
other means
Level 3: Unobservable inputs

for the

asset or

liability (i.e., supported by

little or

no market

activity).
Level 3 inputs include management’s

own assumption about the assumptions that

market participants
would use in pricing the asset or liability (including assumptions about risk).
The level

in the

fair value

hierarchy within

which the

fair value

measurement is classified

is determined
based upon the lowest level input that is significant to the fair value measurement in its entirety.
Following

is

a

description

of

the

valuation

techniques

and

inputs

used

for

each

general

type

of
investments measured at fair value by the Plan.
Company common stock
: Valued

at the closing price reported on

the active market on which the

common
stock is traded.
Mutual funds
: Valued

at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered

with the SEC. These funds

are required to publish their

daily
net asset

value (NAV)

and to

transact at

that price.

The mutual

funds held

by the

Plan are

deemed to

be
actively traded.
Collective investment

trusts:

Valued

at the

NAV

of

units of

a collective

investment trust.

The
NAV, as
provided by

the trustee,

is used

as a

practical expedient to

estimate fair

value. The

NAV

is based

on the
fair value of the underlying investments

held by the fund less its liabilities. This

practical expedient is not
used when

it is

determined to

be probable

that the

fund will

sell the

investment for

an amount

different
than the reported NAV. Participant transactions (purchased and sales) may occur daily.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The

following

tables

set

forth

by

level,

within

the

fair

value

hierarchy,

the

Plan’s

assets

carried

at

fair
value.
December 31, 2021
Level 1 Level 2 Level 3 Total
Company common stock $ 2,005,671 $ - $ - $ 2,005,671
Mutual funds 10,578,377 - - 10,578,377
Collective investment trusts
(a)
- - - 37,189,100
$ 12,584,048 $ - $ - $ 49,773,148
December 31, 2020
Level 1 Level 2 Level 3 Total
Company common stock $ 1,893,276 $ - $ - $ 1,893,276
Mutual funds 8,748,324 - - 8,748,324
Collective investment trusts
(a)
- - - 33,059,162
$ 10,641,600 $ - $ - $ 43,700,762
(a)

These investments are valued based on NAV per unit, as provided by the trustee of the fund as a practical expedient, and have not been classified in the fair value hierarchy.

The fair value

amounts are provided to reconcile to the statement of net assets available for benefits.
4. Risks and Uncertainties
The Plan

holds various

investment securities.

Investment securities

are exposed

to various

risks such

as
interest rate, market, liquidity and credit risks.

Due to the level of

risk associated with certain investment
securities,

it

is

at

least

reasonably

possible

that

changes

in

the

fair

values

of

investment

securities

will
occur in the near term and that such changes could materially affect participants’ account balances and the
amounts reported in the statements of net assets available for benefits.
5. Related Party and Party-In-Interest Transactions
The

Plan

invests

in

the

common

stock

of

the

Company.

This

transaction

qualifies

as

party-in-interest
transaction; however,

it is

exempt from

the

prohibited transaction

rules under

ERISA. During

2021, the
Plan

received

common

stock

cash

dividends

of

$48,603

from

the

Company.

Certain

administrative
functions are performed by officers

or employees of the Company.

No such officer or

employee receives
compensation from the Plan.

Administrative expenses of the Plan

are netted directly from the

participant
accounts.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

6. Tax Status
The underlying prototype plan has received opinion letters from the Internal Revenue Service

(IRS) dated
March 31, 2014, and June 30,

2020, stating that the written form

of the underlying prototype document is
qualified under

Section 401 of

the IRC.

Any employer

adopting this

form of

the plan

will be

considered
to

have

a

plan

qualified

under

Section

401

of

the

Code,

and,

therefore,

the

related

trust

is

tax-exempt.
Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.
The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting

principles generally

accepted in

the

United

States

require

plan

management to

evaluate tax
positions taken

by the

Plan and

recognize a

tax

liability if

the

Plan

has taken

an uncertain

position that
more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed
the

tax

positions

taken

by

the

Plan,

and

has

concluded

that

there

are

no

uncertain

positions

taken

or
expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, currently there
are no audits for any tax periods in progress.

Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan
Plan No. 003 EIN 59-2273542
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
Identity of Issue, Borrower,
Lessor, or Similar Party
Description of Investment Including Maturity Date, Rate of
Interest, Collateral, Par, or Maturity Value Cost
Current

Value
Mutual funds:
Cohen & Steers Real Estate Securities Z, 24,780 shares
**
$ 546,902
Fidelity Advisor Small Cap Growth I, 31,437 shares
**
999,378
Fidelity Advisor Total Bond I, 116,757 shares
**
1,289,000
Goldman Sachs
Small Cap Value

Insights R6, 1,624 shares
**
94,389
Fidelity Emerging Markets Index, 49,205 shares
**
594,884
Franklin Templeton Franklin Utilities R6, 9,954 shares
**
221,272
Touchstone
Mid Cap Y,

8,781 shares
**
435,615
MFS
Mid Cap Value

R6, 2,884 shares
**
93,528
JP Morgan 100% U.S. Treas Sec MM Inst, 2,589,740 shares
**
2,610,312
Principal Government & High Qual Bd Inst, 4,507 shares
**
46,239
MFS Md Cap Growth R6, 17,048 shares
**
571,780
Vanguard Mid Cap Index Fund - Admiral, 3,837 shares
**
1,210,276
Fidelity Advisor Growth Opps Z, 4,241 shares
**
679,740
Victory
High Yield Y,

49,529 shares
**
334,818
T. Rowe Price U.S. Equity Research, 5,274 shares
**
238,525
Blackrock Advantage Small Cap Core K, 16,351 shares
**
301,679
Vanguard Equity Income ADM, 3,362 shares
**
310,040
Total 10,578,377
Collective investment trusts:
Blackrock Equity Index Fund R, 6,540 shares
**
4,215,975
Blackrock LifePath Index 2025 Fund CL 35, 153,532 shares
**
4,648,950
Blackrock LifePath Index 2030 Fund CL 35, 130,397 shares
**
4,385,245
Blackrock LifePath Index 2035 Fund CL 35, 156,277 shares
**
5,766,631
Blackrock LifePath Index 2040 Fund CL 35, 104,901 shares
**
4,154,087
Blackrock LifePath Index 2045 Fund CL 35, 58,867 shares
**
2,490,672
Blackrock LifePath Index 2050 Fund CL 35, 43,276 shares
**
1,840,982
Blackrock LifePath Index 2055 CL 35, 72,775 shares
**
1,596,683
Blackrock LifePath Index 2060 CL 35, 14,845 shares
**
313,969
Blackrock LifePath Index 2065 Fund CL 35, 8,842 shares
**
118,748
Blackrock LifePath Index Retire CL 35, 153,319 shares
**
3,346,960
Blackrock MSCI ACWI ex-U.S. Index R, 46,325 shares
**
747,218
Blackrock Russell 1000 Growth R, 59,154 shares
**
1,927,227
Blackrock
Russell 1000 Value

Index Fund R, 37,176 shares
**
726,789
Blackrock Russell 2000 Index Fund R, 3,525 shares
**
908,964
Total 37,189,100
Company common stock:
*Capital City Bank Group, Inc. Capital City Bank Group Stock, 75,972 shares
**
2,005,671
$ 49,773,148
* Party-in-interest
** Participant-directed investment, cost not required

CAPITAL CITY BANK GROUP,

INC. 401(K) PLAN
EXHIBIT INDEX
Exhibit

No.

Document
23.1*

Consent of FORVIS, LLP,

Independent Registered Certified Public Accounting Firm
23.2*
Consent of Ernst & Young LLP,

Independent Registered Certified Public Accounting
Firm
*Filed herewith

SIGNATURES
The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934,

the trustees (or other
persons who administer the employee benefit plan) have duly caused this annual report to be signed on its
behalf by the undersigned hereunto duly authorized.
CAPITAL CITY BANK GROUP,

INC. 401(K) PLAN
By: /s/Beth Corum

Beth Corum, Chief Operating Officer

Capital City Bank Group, Inc.

Retirement Committee, Chairman
Dated: June 27, 2022